UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 2026

Commission File Number:  001-38723

Tiziana Life Sciences LTD

(Exact Name of Registrant as Specified in Its Charter)

9th Floor

107 Cheapside

London

EC2V 6DN

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 2, 2026, Tiziana Life Sciences LTD (the “Company”) issued this 6K announcing, Positive Topline Results from Phase 2a INFORM-MS Trial of Intranasal Foralumab in Non-Active Secondary Progressive Multiple Sclerosis. Trial met its dual primary endpoints for (1) statistically significant reduction (p=0.0168) in microglial activation as measured by TSPO PET imaging in patients treated with 50 ug nasal foralumab as compared to placebo and (2) safety/tolerability. Foralumab-treated subjects showed statistically significant and clinically significant improvements in Modified Fatigue Impact Scale (MFIS) scores compared with their own baseline scores after only 12 weeks of drug therapy. Subjects treated with 50 ug nasal foralumab saw a -6.17 point decrease from baseline (p=0.035), and those treated with 100 ug experienced a -7.18 decrease from baseline (p=0.040). No significant change was seen in the placebo group.

The Announcement is furnished herewith as Exhibit 99.1 to this Report on Form 6-K. The information in the attached Exhibits 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that Section. This report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Reg. No. 333-286064)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIZIANA LIFE SCIENCES LTD

Date: November 2, 2026	By:	/s/ Keeren Shah
		Name:	Keeren Shah
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Tiziana Life Sciences LTD Press Release, dated November 2, 2026

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